Explanation of Responses

(1)
As reflected in the Schedule 13D filed by Dr. Denner, Sarissa Capital and the Sarissa Funds (each as defined below and, collectively, the “Reporting Persons”) with the U.S. Securities and Exchange Commission on May 17, 2019 (the “Schedule 13D”), in connection with an initial closing that occurred on May 7, 2019 pursuant to a securities purchase agreement, dated as of May 3, 2019 (the “Purchase Agreement” and, such closing, the “Initial Closing”), by and among Regulus Therapeutics Inc. (the “Issuer”), the Sarissa Funds and the other investors identified therein, the Sarissa Funds acquired shares of common stock of the Issuer (“Shares”) and warrants to purchase Shares of the Issuer (“Warrants”) as set forth in this Form 3.  As a result of the Initial Closing, (i) Sarissa Capital Offshore Master Fund LP, a Cayman Islands exempted limited partnership (“Sarissa Offshore”), directly beneficially owns 1,172,892 Shares, (ii) Sarissa Capital Catapult Fund LLC, a Delaware limited liability company (“Sarissa Catapult”), directly beneficially owns 382,356 Shares and (iii) Sarissa Capital Hawkeye Fund LP, a Delaware limited partnership (“Sarissa Hawkeye”), directly beneficially owns 296,603 Shares.  In the aggregate, Sarissa Offshore, Sarissa Catapult and Sarissa Hawkeye (collectively, the “Sarissa Funds”) directly beneficially own 1,851,851 Shares. The Schedule 13D filed by the Reporting Persons is incorporated by reference in this Form 3; any description herein of the Schedule 13D is qualified in its entirety by reference to the Schedule 13D so filed by the Reporting Persons.

(2)
Of these Warrants, (i) Sarissa Offshore directly beneficially owns Warrants to purchase 1,172,892 Shares, (ii) Sarissa Catapult directly beneficially owns Warrants to purchase 382,356 Shares and (iii) Sarissa Hawkeye directly beneficially owns Warrants to purchase 296,603 Shares.  In the aggregate, the Sarissa Funds directly beneficially own Warrants to purchase 1,851,851 Shares.

(3)
Sarissa Capital Management LP, a Delaware limited partnership (“Sarissa Capital”), is the investment advisor to the Sarissa Funds and may be deemed to have beneficial ownership over the Shares and Warrants directly owned by the Sarissa Funds by virtue of the authority granted to it to vote and to dispose of the securities held by them, including the Shares and Warrants held by them.

(4)
Alexander J. Denner, Ph.D., a citizen of the United States of America (“Dr. Denner”), is the Chief Investment Officer of Sarissa Capital and the ultimate general partner of Sarissa Capital, Sarissa Offshore and Sarissa Hawkeye, and the managing member of Sarissa Catapult is controlled by Dr. Denner; accordingly, Dr. Denner may be deemed to have beneficial ownership over the Shares directly owned by the Sarissa Funds by virtue of such positions.

(5)
Each of Dr. Denner, Sarissa Capital, Sarissa Offshore, Sarissa Catapult and Sarissa Hawkeye disclaims beneficial ownership of the Shares and Warrants except, in each case, to the extent of their pecuniary interest therein.